UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN
FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products
Year ended December 31, 2008

Financial Statements
And Supplemental Schedule
TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Year ended December 31, 2008
(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Financial Statements
and Supplemental Schedule
Year ended December 31, 2008
(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2008	2007

Investments at fair value:
Interest in synthetic investment contracts	$1,090,604	$816,800
Interest in common collective trusts	1,082,079	1,381,358
Interest in registered investment companies	715,112	1,491,867
Participant loans	284,609	285,953
Interest-bearing cash and cash equivalents	95,533	42,953
Corporate common stocks	79,907	439,795

Total investments at fair value	3,347,844	4,458,726

Receivables	—	1,342

Net assets available reflecting investments at fair value	3,347,844	4,460,068
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	70,930	2,924

Net assets available for benefits	$3,418,774	$4,462,992

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year ended December 31, 2008

Contributions:
Employer	$195,375
Employee	239,639

Total contributions	435,014

Investment income (loss):
Net loss from interest in registered investment companies	(535,543)
Net loss from interest in common collective trusts	(364,865)
Net unrealized/realized loss on corporate common stocks	(202,971)
Interest income	45,292
Other income	21,740

Total investment loss	(1,036,347)

(601,333)

Distributions to participants	(442,885)

Net decrease in net assets available for benefits	(1,044,218)
Net assets available for benefits at beginning of year	4,462,992

Net assets available for benefits at end of year	$3,418,774

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements
December 31, 2008
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion. Unless otherwise specified by the participant, all contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund). The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
These contributions follow an age-weighted formula, based on the following schedule:

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 — 39	2.5%
40 — 44	3.0%
45 — 49	3.5%
50 — 54	4.0%
55 — 59	4.5%
Age 60 or above	5.0%
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.
3. Investments
The Standish Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2008, the interest crediting rates Fixed Maturity SICs ranged from 4.12% to 5.04%.
Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2008 was as follows:

Based on actual earnings	4.67%
Based on interest rate credited to participants	4.56%
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2008.

State Street Global Advisors Target Retirement Income 2020 SL Series Fund	$460,301
American Funds Growth Fund of America	234,716
Barclays Global Investors Asset-Backed Securities Index Fund*	200,876
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	188,694
Barclays Global Investors Intermediate Term Credit Bond Index Fund*	182,808
MSIF Small Company Growth Fund	172,666

*	Held within SICs
Investments in SICs at contract value that represent 5% or more of the Plan’s net assets as of December 31, 2008 were as follows:

Monumental Life Ins. Co. Constant Duration SIC	$308,272
Rabobank Constant Duration SIC	300,984

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. Specifically, FAS 157:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminates large position discounts for financial instruments quoted in active markets; and

•	Expands disclosures about instruments measured at fair value.
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate common stocks — are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.

•	Common/collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Assets measured at fair value on a recurring basis:

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts	$—	$1,090,904	$1,090,604
Interest in common collective trusts	—	1,082,079	1,082,079
Interest in registered investment companies	715,112	—	715,112
Participant loans	—	284,609	284,609
Interest-bearing cash and cash equivalents	74,316	21,217	95,533
Corporate common stocks	79,907	—	79,907

Total assets at fair value	$869,335	$2,478,509	$3,347,844

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net assets available for benefits per the financial statements	$3,418,774
Deemed distribution of benefits to participants	(1,645)

Net assets available for benefits per the Form 5500	$3,417,129

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008.

Benefits paid to participants per the financial statements	$442,885
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	1,645
Subtract: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	(1,568)

Benefits paid to participants per the Form 5500	$442,962

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$77,810
American Funds Europacific Growth Fund	150,180
American Funds Growth Fund of America	234,716
MFS Value Fund	26,670
Lord Abbett Mid Cap Value Fund	22,568
MSIF Small Company Growth Fund	172,666
Western Asset Core Plus Bond Fund	30,502

Total registered investment companies	$715,112

Interest-Bearing Cash
Mellon Trust of New England TIF Fund	$74,316
Natixis Financial	21,217
Adjustment from fair to book value	(146)

$95,387

Corporate Common Stock
Allegheny Technologies Incorporated*	$79,907

Common Collective Trusts
Mellon Stable Value Fund	$24,167
Adjustment from fair to book value	1,136
State Street Global Advisors Target Retirement Income SL Series Fund	19,569
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	144,098
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	188,694
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	460,301
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	50,546
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	21,897
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	8,243
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	14,548
State Street Global Advisors S&P 500 Flagship SL Series Fund	150,016

$1,083,215

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$9,653
CMBS, BACM 2005-3 A3A	10,545
Fannie Mae, FNR 2002-74 LC	795
Freddie Mac, FHR 2627 BU	17,677
Freddie Mac, FHR 2640 TL	8,900

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Freddie Mac, FHR 2715 ND	11,314
Freddie Mac, FHR 2760 EB	10,181
Freddie Mac, FHR 2786 PC	5,268
Freddie Mac, FHR 2865 PQ	15,663
Freddie Mac, FHR 2866 XD	15,700
Freddie Mac, FHR 2870 BD	10,555
Freddie Mac, FHR 2888 OW	7,440
GNMA Project Loans, GNR 06-51 A	11,670
Auto Valet 2008-2 A3A	15,462
Bank of America, N.A. Wrap contract	1,572

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	152,395

Auto, BASAT 06-G1 A4	15,254
CMBS, CDCMT 2002-FX1D1895488.82	9,814
Rate Redu Bonds, CNP05-1 A2	15,556
Freddie Mac, FHR 2631 LB	7,124
Freddie Mac, FHR 2681 PC	13,514
Freddie Mac, FHR 2778 KR	5,257
Freddie Mac, FHR 2981 NB	12,150
Freddie Mac, FHR 2891 NB	10,609
CMBS, MLMT 05-CIP1 A2	18,967
CMBS, MLMT 05-CKI1 A2	9,400
CMBS, CD05-CD1 A2 FX	4,747
State Street Bank Wrap contract	4,000

State Street Bank Fixed Maturity Synthetic Contract 105028	126,392

CMBS, BSCMS 05-T18 A2	7,364
CMBS, BSCMS 99-WF2 A2	6,705
CMBS, BSCMS 03-T12 A2	1,038
Freddie Mac, FHR 2663 ML	18,379
Freddie Mac, FHR 2763 PC	13,820
Freddie Mac, FHR 2921 NV	7,856
Freddie Mac, FHR 2934 OC	10,625
CMBS, HFCMC 99-PH1 A2	1,019
CMBS, JPMCC 05-LDP2 A2	9,536
CMBS, MSC 99-CAM1 A4	289
Auto, NALT 06-A A4	20,560
Auto, VWALT 06-A A4	7,778
Natixis Financial Products Wrap contract	1,520

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	106,489

Total Fixed Maturity Synthetic Contracts	$385,276

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
EIN 25-1792394 Plan 040
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$11,673
Barclays Global Investors, Asset-Backed Sec Index Fund	79,949
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	24,313
Barclays Global Investors, Int Term Credit Bond Index Fund	72,759
Barclays Global Investors, Int Term Government Bond Index Fund	27,998
Barclays Global Investors, Long Term Government Bond Index Fund	6,833
Barclays Global Investors, Mortgage-Backed Sec Index Fund	60,021
Monumental Life Ins. Co. Wrap contract	24,726

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	308,272

Barclays Global Investors, 1-3 Year Government Bond Index Fund	11,371
Barclays Global Investors, Asset-Backed Sec Index Fund	77,879
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	23,683
Barclays Global Investors, Int Term Credit Bond Index Fund	70,871
Barclays Global Investors, Int Term Government Bond Index Fund	27,272
Barclays Global Investors, Long Term Government Bond Index Fund	6,656
Barclays Global Investors, Mortgage-Backed Sec Index Fund	58,464
Rabobank Wrap contract	24,788

Rabobank Constant Duration Synthetic Contract ATI060301	300,984

Barclays Global Investors, 1-3 Year Government Bond Index Fund	6,286
Barclays Global Investors, Asset-Backed Sec Index Fund	43,048
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	13,092
Barclays Global Investors, Int Term Credit Bond Index Fund	39,178
Barclays Global Investors, Int Term Government Bond Index Fund	15,076
Barclays Global Investors, Long Term Government Bond Index Fund	3,679
Barclays Global Investors, Mortgage-Backed Sec Index Fund	32,319
State Street Bank Wrap contract	13,334

State Street Bank Constant Duration Synthetic Contract 107073	166,012

Total Constant Duration Synthetic Contracts	$775,268

Participant loans* (5.00% to 9.25% with mature through 2013)	$284,609

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

TDY INDUSTRIES, INC. PROFIT SHARING PLAN FOR CERTAIN EMPLOYEES OF METAL WORKING PRODUCTS

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)

14